Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

Company Name: Genesis Park Acquisition Corp. (GNPK)

Event: Canaccord Genuity 41st Annual Growth Conference

Date: August 12, 2021

<<Austin Moeller, Analyst, Canaccord Genuity Group Inc.>>

Good afternoon, everyone. I’m Austin Moeller, the senior aerospace defense analyst here at Canaccord Genuity. Today, I’m joined by Jonathan Baliff of Genesis Park Acquisition Corp. Jonathan, if you could just please give a overview of the company.

<<Jonathan Baliff, President and Chief Financial Officer>>

Sure. So Genesis Park is the or one of the first, as we say, one of the first aerospace SPACs that was formed roughly this time last year. It’s an affiliate of one of the larger mid-market private equity firms here in Houston that actually is not focused on energy and it was founded by Paul Hobby. And so we have been formed kind of before SPACs became cool then not cool, and then cool again. We believe that we’re unique, right? We’re a set of operationally oriented executives, mostly CFOs, CEOs and COOs coming from deep aerospace and aviation background. And really we’re here in our mind set, and I think a lot of the markets, because we’ve had some success to fill a niche and that there’s not a lot of mid-market aerospace and space companies.

And so we are focused on that and we are pleased to say especially today, Austin, because last night we did get approval from the SEC to close our transaction with Redwire. We announced the transaction on March 25, 2021 with Redwire Space, the leader in space infrastructure, technology and services, which we’ll talk about here in a few minutes, Austin. But it does fill that niche that, that many investors, both institutional and retail want to invest in a pure play space company, especially this company, which is unique because it does space infrastructure and services. And so we’re very pleased to be at this conference, we’ve been doing a number of conferences, but also to announce that we will have a meeting date on September 1 and a closing on September 2 for Redwire Space.

Austin, anything else you want me to talk about? I know you said you want me to introduce, so I’m going to keep going, otherwise. I do have to tell people about the disclaimers on Page 2, 3 and 4, which you can read at your leisure and are important to today’s discussion, which will comply with all financial disclosure obligations as a public company.

I’ve already explained who we are on Page 5 of the deck, which has also been posted on our website and also Redwire’s website. You can see a number of things also about Genesis Park, but again, the nature of this discussion will really be about our partner, Redwire, and the nature of our perspective on Redwire. I will say for us we’ve got $166 million in trust. Our focus, again, as one of the first SPACs to go public in the aerospace and aviation, there really aren’t that many of us that had both the experience, the perspective, and the scars to prove that you can make money and really good money in aerospace and aviation, but it is a part of the industrial complex that you need to understand and know quite well to be able to have that sustained significant growth, which we believe Redwire has already demonstrated in its life, and we’ll demonstrate over the next four and five years as part of what we’re going to discuss today.

And so for us, let’s just go through a few other things about Genesis Park. We, as you can tell, are 10 executives with deep experience, decades long, hundreds of years, long experience, whether it be David Siegel, our Chairman, who comes from both an aerospace and aviation services background. I’m just going to introduce a few of us. Two, Paul Hobby, our CEO and Director, who’s been involved in a number of different aerospace and aviation associated companies in both the FBO and airline market. You’ve got Richard Anderson, the former CEO and Chairman of both Northwest and Delta. I’m going to mention also John Bolton from Honeywell and Honeywell Aerospace, who led their divisions. And so we’ve got just a whole wealth of knowledge.

Andrea Newman, who comes really from the aerospace and aviation, but more from the regulatory side. Gil West comes from both Boeing and Delta from the operation side, but he’s also been CEOs of businesses. And then finally, we’ve got also Nina and Dave Davis on our advisory board. Nina, one of the most senior women in aerospace and aviation fleet management. And then Dave Davis, who’s been a CEO of aerospace companies and also CFO, most recently, President and CFO of Sun Country Airlines, which went public around the same time that we did as Genesis Park and then merging with Redwire.

So you can tell, we’re purpose-built, we’re very unique in that we are really focused on a niche play, which we think is one of the success drivers for Genesis Park and other SPACs. And you’ve got to have a reason to exist other than just the capital. And we provide a tremendous amount of operational, commercial and financial knowledge as both public company executives and people who know how Redwire is going to significantly grow and how we can help that growth be both sustainable and actually even beat their expectations over the next five years.

So why did we combine with Redwire? What was it about Redwire Space that made this attractive to Genesis Park? For us, we had as an early SPAC really in this kind of what we call a next wave of SPACs in aerospace, we did get to see a lot. We got to see 60 companies. A lot of this has profiled in the S-4 that we went live with yesterday in our registration statement. So for us, we got to see everything from eVTOLs to start-up airlines, to aviation services, to even a number of ecosystems associated with the space and space launch industries.

And I think for us having looked at all of them and passed on most, what we liked about Redwire, really liked about Redwire were just three things to keep it simple; one, they have a market in which they participate that has tremendous secular growth wins both near-term in the next two years, really in the next two months and in the next 20 years, right? This is an industry that we find as both aerospace executives looks a lot similar to the 1990s post the Gulf War, post the downturn in the aviation aerospace. Around 1993, when you saw a number of new business models being created following the end of the Cold War and the Reagan buildup, and then also the end of and the beginning of new generation commercial aircraft coming into the commercial industries. And it was just a very exciting time because there was a lot of secular growth after a downturn.

And you’ve seen a little of that in space, but really what’s driving space from a secular standpoint are a number of tailwinds, not just in which our national security in a space race with China, but also you see commercial launch getting incredibly less expensive, more satellites going into orbit, which makes Redwire, which in essence provides all the infrastructure for space commercialization and cyber and safety for space. Just that much more of a better growth platform.

So in the end, you begin at the big point, which is the market, and then you then focus on what Redwire does. And Redwire’s technology, we like to say, it’s like – they’re like the arms merchants to these space wars. We don’t have to pick between launchers. We don’t have to pick between, let’s say large space technology companies run by a billionaires. Redwire wins when space wins, and space is going to win. And so Redwire’s technology is a focal point about the commercialization of space, about the national security of space, about the inevitable habitation, significant habitation of space. And this is happening much faster because launch costs are coming down and Redwire is a cost focused company. Their growth is based on a lot of their infrastructure is lowest costs and they win with national security customers with commercial customers and with civil customers.

That’s very exciting for us, because coming from the aerospace world we know obviously a market that’s growing. You can be the leader in that market. If you’re continually help your customers win with innovative technology, but at a very low cost. And that is one of the things that Redwire does quite well. But then the second thing for us, which made this even more exciting was that they also have groundbreaking technologies. You do not see a lot of companies in aerospace that have both a great foundation from the standpoint of multiple products in their market, but then also a game changing technology that is very protective with IP that is already being done. This is not Star Wars. This is not Star Trek, years, many years in the future they’re doing 3D printing in space today at the ISS. They have contracts to do significantly larger additive manufacturing, 3D printing in orbit with significant civil and commercial customers and so and also national security and defense customers.

And so that 3D printing in space, which they described quite well in their presentation yesterday and had been doing so since we announced our partnership or merger I think is really groundbreaking. And just give us that from a financial standpoint, that next wedge, I mean, significant wedge of growth, like really no other company that we saw and Genesis Park as a private equity firm also knows additive manufacturing terrestrially know it quite well.

And so for us, there’s just was a natural synergy between our institution, our Genesis Park Acquisition Corp, and Redwire.

And then I say finally, but I would say additionally in many ways complimentary, and I always say, great companies do everything great, right? They focus on obviously the core business for their customers and operational safety and obviously enhanced commercial penetration, but they also do their finance as well. And Redwire, which was one of our key criteria is revenue, positive EBITDA positive, free cash flow positive, because of the nature of the contracts. So this is a real company today that is already demonstrated significant revenue growth over the last two years. And so for us, one of the things that’s really important is we’re starting from a very strong foundation financially that has both the nature of an operating company, which it is. But then talk about the flight heritage over the last five decades, which it has, then you combine it with the technologies, which I’ve already talked about the 3D printing, now you then translate that for this audience, which is primarily obviously financial analysts and investors, then that translates to the financial performance that they’ve already demonstrated. So for us and we take some of the Q&A about the details behind that, that’s why Redwire was a great combination partner for our SPAC.

They have near-term projections, they have a backlog that’s identifiable. You can understand it. They talk about it from the nature of how they look at the full five-year organic forecast, which has over 200 contracts that they look at and can be identified. Then they also have $23 plus billion of pipeline that they’re going after. And again, many of those revenue streams coming into the future are based on contracts that are running today with clients that know them well. And again, that flight heritage is critical to being able to grow your company in space.

Now, I would say finally on why Redwire Space. We really think that we’re going out at a very reasonable valuation, especially compared to companies that really trade and have traded over the last decades in high SPAC aerospace and defense. And so when you look at the valuation versus them, you’re coming out much less expensive appropriately for an IPO at a reasonable valuation, but with significant upside for ourselves because we’re very invested in the IPO. We’re very invested Genesis Park in the PIPE. And so for us, and we’re personally invested as a Board. And so for us, we believe in this significant upside and show that as we’ve invested over the last let’s call it eight months in Redwire.

Let’s go to just really what I would call three to four quick slides, which really come out of the presentation material that Redwire frankly talks about probably better than I can, but give you our Genesis Park kind of a discussion about it. One of the things that we had to do as a really terrestrial, but some aerospace and space executives is understand and be able to simply say, what does Redwire do, right? What do they do?

And for us, this slide encompasses it. It’s how we talk about it at the Board of Genesis Park. It’s how we talk with our investors at Genesis Park. Frankly, it’s how we talk to Redwire about it. And so it really is based on just a comparison. What is space infrastructure? Well, space infrastructure is very similar to terrestrial to earth infrastructure. You got to have power. You got to have communications. You got to have computation, capital equipment, you have – in essence land and equipment and buildings and the engineering and computation to do all of that that’s what terrestrial infrastructure is whether it’s an airport or port, whether it’s a rail car, right, or a toll road, right, that’s what terrestrial infrastructure is.

And what Redwire does is they’re the center of all of that in space. So whether it be communication, navigation, power, in-space habitats, anything that forms the basis of the commercialization and then the security of space, they provide the key components and the actual infrastructure. And then when you look at their technology, it’s not just what they’re doing today and the past, let’s call it 50 years, it’s what they’re going to be doing for the next five months, next five years, next 50 years, they are going to grow as this space infrastructure goes from what I would always almost call embryonic to something that really looks a lot like terrestrial infrastructure, I think in less than a decade.

And they’re at the key forefront of doing that from a commercial standpoint, from an operational standpoint, from a technology standpoint, that’s why we’re excited. You can see what’s going to happen here, because you’ve seen what already happened terrestrially in the last 20 years. And I didn’t even include Internet, cyber, that’s what’s driving a lot of what Redwire does, they provide the infrastructure, because if you want to understand cybersecurity, you got to understand space. If you want to understand the commercialization of asteroids, you better understand space infrastructure and 3D printing, because those are going to be the keys to that commercialization. I think Redwire does a great job explaining it. I just wanted to give my three minutes for Genesis Park.

I’ve already talked about this, but again, this IP portfolio is super important to understanding the mood that they have around that previous page. So it’s not just enough to say that you are operationally, commercially, financially strong. Do you have the legal work around that to protect yourself as this industry grows spectacularly and Redwire does. They pay attention to the details of their intellectual property, their leader in creating it, but they’re also a leader in protecting it. And you can see here, it’s not just 3D printing, it’s also a number of other commercial IP associated with the commercialization of space and the security of space.

And so one of the other things again, we like great companies do everything great. And the protection of their IP portfolio has been foremost in their minds, whether it be Pete Cannito, Andrew Rush and the others, executives who really protect this tremendous asset they’re leaders in what we saw out there when we were looking at a number of different companies.

I always liked simple stories, right. And Redwire and anything in space could get complicated, but I think it’s pretty simple on how they’re going to grow financially. Let’s talk about financially. They grow with really a four prong plan that replicates what we’ve seen in aerospace. They have a strong base of business with incredible, customer relationships, because they’ve delivered for the last five decades under space heritage. They then support these large new space programs, right, which deal with their civil customers, their national security customers, commercial customers, these are big large scale programs that they get paid for today.

If you understand, general contracting space, you have negative working capital. You don’t need a lot of work in capital. The CapEx is not that, that great, not that much comparatively. In fact, many of the other companies that are either taking public bias back or today are spending a lot of money in space that CapEx ends up in their pockets as revenue. And that’s exciting for us as a second prong. They also have these strategic focuses dealing with their technology like 3D printing. And then finally something we’ve not talked about, but that is – and is not in their forecast that they’ve shown people in our S-4 and in their presentation yesterday is that they will do M&A.

There is no M&A in that forecast going from 2021’s revenue of $163 million to 2025 is $1.4 billion that doesn’t include M&A, the use of proceeds from this going public transaction will be used for M&A and they are absolutely a partner of choice for many of the space companies that in essence can both profit by combining with Redwire, but also can progress their business plans, because if you understand space executives, what they want to do is cool stuff in space and Redwire will allow them to do that. We met with a number of these people in the past and really believe Redwire has a tremendous opportunity to continue the consolidation of second tier suppliers in the space race.

Finally, we do want to talk about valuation. We can do a bit in a more fluid way, given where an investor in essence, we’re investing our money at Genesis Park, but also our families’ monies into this company and how we think about valuation. And so for us, it really comes down to two slides that we presented about six months ago, but that frankly are still as relevant today. One, take a look at Redwire’s growth versus other companies and not even the current SPACs that are out there. Look at just the high growth defense peers. And you’ll see that whether it be revenue or EBITDA growth over the next two years, which they have a lot of visibility in their backlog, you can see that they’re growing at a multiple of their peers, right, where their peers are seeing anywhere between, let’s call it, 15% to 30% growth there.

They’re growing from 50% to almost 65% from an EBITDA standpoint. And so when you look at that growth compared to the next page, which then shows the multiple that their IPO in at – their IPO in the near-term on 23 EBITDA or revenue, we have potentially to look at both, but when you then compare it to a number of their high growth defense peers, you’re seeing them go out at a multiple much lower.

And that just shows you that this is a reasonable valuation for our investors in the IPO to be able to enjoy a lot of upside. And that’s why you see Genesis Park, not just investing in the IPO, not just investing in other parts of the capital structure. We’re very invested in the PIPE. And then frankly, also our partner that currently owns Redwire AI is also going to own a significant amount of the equity is, flipping most of their equity into the public vehicle and is staying invested, because they believe in that tremendous upside. So with that, we finish up for Q&A and very much appreciate Austin the time for Genesis Park to talk about Redwire’s exciting story.

Q&A

<Q – Austin Moeller>: Thank you, Jonathan. Definitely a very fascinating story. Just to start, what drew Genesis Park to Redwire as an investment opportunity over the other 59 companies that you examine?

<A – Jonathan Baliff>: Yeah. I mean, we mentioned it a little bit in the S-4 actually mentioned a lot in the S-4 and I’ve kind of talked about it, most of this conversation in the last 25 minutes has been about why. But in the end, it’s a secular growing market that has tremendous tailwinds. Second, Redwire is at the key focal area of the highest growth of that plus they win, when space wins and they don’t have to pick between a bunch of launchers or a bunch of different billionaire companies, they serve all of them, right?

So they got the key parts of the infrastructure and ecosystem. And then finally, this is a real operating company. It’s got revenue, it’s got EBITDA, it’s got free cash. It’s shown already growth in its first quarter, year-over-year on a pro forma basis. And then I didn’t mention it, but again, it’s the technology that then just supercharges this growth organically to be able to, to really go out in an appropriate reasonable valuation with significant upside.

So it’s everything that an investor that we think about given that we’ve invested a lot in aerospace over the last three decades as a group. We understand what kind of really, really good looks like I should mention, Pete Cannito is formed a fantastic team of executives that both have the technology and the knowledge of how to bring that technology to commercialization. And on the other side, how to finance it appropriately, how to talk about it appropriately, how to control as a public company, the nature of what you need to control and properly disclosed. So they, again, great companies do great things well, Pete Cannito has formed a great team to do so.

<Q – Austin Moeller>: Excellent. Just thinking to the future here, what companies would Genesis Park plan to target potentially for a SPAC merger in the future. And would it remain in the space sector or would it potentially the broader A&D?

<A – Jonathan Baliff>: I mentioned this Austin, I told you that for this presentation, all roads lead to Redwire. So if I could purchase Redwire, again, I would. And I know that sounds very salesy, look, we looked at a lot of companies that you said, almost 60 plus companies we looked at. My view is, we’re focused on completing Redwire. We’ve not announced anything. And I can tell you in discussions with a number of people, we really are focused on making sure Redwire’s success, as you know. Austin, I’m going to be going on the board of Redwire with my fellow Board Member, John Bolton. We’re excited about that opportunity to continue to serve in that capacity in a modest way help Pete and the team grow the business. So I mean, for us, it really is about Redwire, but I do appreciate the question, but I’m only going to answer it in one way, which is if I could do it again, I would Redwire, again.

<<Austin Moeller, Analyst, Canaccord Genuity Group Inc.>>

Okay. Well, definitely a great opportunity here with Redwire. So we’re running up against the end of the time here. But thank you so much, Jonathan, for your discussion on Redwire. It’s definitely a very exciting opportunity from an investment perspective. And I look forward to speaking with you again soon.

<<Jonathan Baliff, President and Chief Financial Officer>>

Thank you, Austin. Very much appreciate it. Again, remind people that our meeting date is on September 1, we’ll close on September 2, just announced last night. So appreciate, I know it’s the dog days of August, but we are out there talking to our investors and would want to speak to a number of investors and thank Canaccord Genuity for this conference.

<<Austin Moeller, Analyst, Canaccord Genuity Group Inc.>>

Thank you so much, Jonathan.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties.

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. filed with the SEC a definitive proxy statement / prospectus on August 11, 2021 and will mail the definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination.

It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of August 2, 2021, the record date established for voting on the proposed business combination.

Shareholders are also able to obtain a copy of the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a written request to Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas 77007.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination.

Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination is set forth in the definitive proxy statement / prospectus for the transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the definitive proxy statement / prospectus Genesis Park Acquisition Corp. filed with the SEC.